SI 19011273

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 W 21ST Street Suite, 105
(No. and Street)

Norfolk (City) Virginia (State) 23517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Roach or Jenn Morelen 757-961-0067 X 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows, Urquhart, Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102 (Address) Henrico (City) Virginia (State) 23226 (Zip Code)

SEC Mail Processing
AUG 28 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMB

OATH OR AFFIRMATION

I, William T Roach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YR SECURITIES, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER LEE MORELEN
NOTARY PUBLIC
REG. #7248752
MY COMMISSION EXPIRES 7/31/21
COMMONWEALTH OF VIRGINIA

Signature

Owner, Managing, Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YR Securities, LLC
Table of Contents
June 30, 2019

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members'
of YR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of YR Securities, LLC as of June 30, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of YR Securities, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of YR Securities, LLC's management. Our responsibility is to express an opinion on YR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to YR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness and the Statement Regarding SEC Rule 15(c)3-3 have been subjected to audit procedures performed in conjunction with the audit of YR Securities, LLC's financial statements. The supplemental information is the responsibility of YR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as YR Securities, LLC's auditor since 2019.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
August 23, 2019

1802 Bayberry Court • Suite 102 • Henrico, Virginia 23226 • 804.249.5786 (o) • 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants • American Institute of Certified Public Accountants

YR Securities, LLC
Statement of Financial Condition
June 30, 2019

ASSETS	
Cash	$ 58,227
Commissions receivable	7,752
Prepaid assets	3,558
Total current assets	69,537
Intangible asset	65,000
TOTAL ASSETS	$ 134,537
LIABILITIES & MEMBERS' EQUITY	
Liabilities	
Accrued expenses	$ 16,339
Total current liabilities	16,339
Members' equity	118,198
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 134,537

See notes to financial statements

YR Securities, LLC

Statement of Operations

Year Ended June 30, 2019

OPERATING INCOME	
Commission income	$ 19,185
Trail income	156,778
TOTAL OPERATING INCOME	175,963
OPERATING EXPENSES	
Payroll	133,385
Professional fees	22,255
Technology, data and communication	11,714
Insurance	9,600
Regulatory fees	8,589
Amortization	5,000
Occupancy and equipment	3,630
Travel and entertainment	3,788
Other	168
TOTAL OPERATING EXPENSES	198,129
NET LOSS	$ (22,166)

See notes to financial statements

YR Securities, LLC

Statement of Changes in Members' Equity
Year Ended June 30, 2019

		Total
Balance at July 1, 2018	$	116,164
Contributions by member		24,200
Net loss		(22,166)
Balance at June 30, 2019	$	118,198

See notes to financial statements

YR Securities, LLC

Statement of Cash Flows

Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (22,166)
Adjustments to reconcile net loss to net cash provided by operating activities	
Amortization	5,000
(Increase) decrease in:	
Accounts receivable – related party	1,500
Commissions receivable	(3,732)
Prepaid assets	628
Increase in accrued expenses	4,543
NET CASH USED IN OPERATING ACTIVITIES	(14,227)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by member	24,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	24,200
NET INCREASE IN CASH	9,973
CASH AT JUNE 30, 2018	48,254
CASH AT JUNE 30, 2019	$ 58,227

See notes to financial statements

(1) ORGANIZATION

YR Securities, LLC ("Firm") is currently organized as an LLC Virginia partnership. As of September 23, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Firm is a limited service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various mutual fund and insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the southeastern United States.

(2) ACCOUNTING AND REPORTING PRINCIPLES

The following is a summary of the significant accounting policies followed by the Firm:

a. BASIS of ACCOUNTING

The accounting and reporting policies of the Firm are on the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b. USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. REVENUE

This includes commission income and trail income. The Firm recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Firm's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time or at a point in time as the performance obligations are satisfied. Recognition of these revenues does not involve significant estimates or constraints.

Commission income is recognized when a performance obligation is satisfied at a point in time. Commission income is recognized on a trade date basis. Trail income which is associated with annuity investments is recognized over time, as earned. Trail income is generally based on a percentage of the annuity premium or the account value of the investment. These revenues are shown disaggregated on the statement of operations.

d. COMMISSION RECEIVABLE

The Firm utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2019, accordingly, no allowance was considered necessary.

e. INCOME TAXES

The Firm is organized as an LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Firm's management has evaluated the impact of this guidance to its financial statements. The Firm's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date the returns are filed. The Firm's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

f. RECENT ACCOUNTING PRONOUNCEMENTS

Effective July 1, 2018, the Firm adopted ASU 2014-09, *Revenue from Contracts with Customers*, along with its related amendments, which provides guidance on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU applies to all contracts with customers, except financial instruments, guarantees, lease contracts, insurance contracts and certain non-monetary exchanges. The Firm used the modified retrospective approach. This guidance did not significantly affect the Firm's financial position and results of operations.

(3) CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

(4) LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS

The Firm has no subordination agreements.

(5) SUBSEQUENT EVENTS

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued, which was August 23, 2019.

(6) TRANSACTIONS WITH RELATED PARTIES

The Firm pays rent expense to Dominion Capital Partners, LLC ("Dominion"), who holds the main rental agreement of the office building the Firm operates out of. Dominion is a related party through common ownership. The Firm has a sublease agreement in place with Dominion that outlines the details of these transactions. The Firm's total rent expense paid under this lease for July 1, 2018 through June 30, 2019 was $3,630.

The Firm also shares expenses with WWI LLC, its' affiliated Registered Investment Advisory Firm, for a Customer Relationship Manager (CRM) system. The Firm's total CRM expense for the year ended June 30, 2019 was $3,765.

(7) INTANGIBLE ASSETS

During the year ended June 30, 2018 the Firm purchased a customer list including Assets Under Management. The customer list does not have specific contract terms. As of June 30, 2019, management does not believe there are any current facts or circumstances indicating impairment of the asset. Based on industry experience management has estimated a 15-year useful life for the customer list. Total amortization expense of $5,000 was recorded as an operating expense in the Firm's statement of operations for the year ended June 30, 2019.

(8) NET CAPITAL REQUIREMENTS

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2019, the Firm had net capital, as defined, of $49,640, which was $44,640 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .33 to 1.00 at June 30, 2019.

SUPPLEMENTAL INFORMATION

YR Securities, LLC
Schedule I: ComputationofNetCapitalandAggregateIndebtedness
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2019

NET CAPITAL COMPUTATION	
Total Assets	$ 134,537
Total Liabilities	(16,339)
Total Ownership Equity	118,198
Less:	
Non-allowable Assets (prepaids and intangibles)	(68,558)
NET CAPITAL	49,640
Net Capital Requirement	5,000
Excess Net Capital	$ 44,640

AGGREGATE INDEBTEDNESS	
Total liabilities	
AggregateIndebtedness	$ 16,339
PERCENTAGEOFAGGREGATEINDEBTEDNESSTONETCAPITAL	32.91%

NOTE: The above computation does not differ materially from the Firm's computations, as shown on its (unaudited) FOCUS Report dated June 30, 2019.

YR Securities, LLC
Schedule II: Statement Regarding SEC Rule 15c3-3
June 30, 2019

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SEC:

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the Firm are promptly transmitted and are not held in the custody of the Firm.

All of the transactions of the Firm are in accordance with the provisions of exemption k(2)(i) under SEC Rule 15c3-3. The Firm was in compliance with this exemption.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC:

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the Firm.

All of the transactions of the Firm are in accordance with the provisions of exemption k(2)(i) under SEC Rule 15c3-3. The Firm was in compliance with this exemption.

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members'
of YR Securities, LLC

We have reviewed management's statements, included in the accompanying YR Securities, LLC's Exemption Report, in which (1) YR Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which YR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)2(i) (the "exemption provisions") and (2) YR Securities, LLC stated that YR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. YR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about YR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meadows Urquhart Acree + Cook, LLP

SEC Mail Processing
AUG 28 2019
Washington, DC

Henrico, Virginia
August 23, 2019

YR Securities, LLC
Management's Exemption Report

YR Securities, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions in paragraph (k)2(i) of 17 C.F.R. 240.15c3-3.

(2) The Firm met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2019, without exception.

YR Securities, LLC

I, William T. Roach, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

W. T. R

William T. Roach, Principal